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GAMCO Investors, Inc.

March 19, 2009

Mr. Ronald E. Weinberg
Chairman and Chief Executive Officer
Hawk Corporation
200 Public Square
Suite 1500
Cleveland, OH 44114

Dear Ron:

Good chatting with you yesterday.

Obviously, the economy has created numerous potholes for companies like Hawk that derive the demands from the industrial activities in the global marketplace.

At the same time, our clients are comfortable with the company's position in industries in which they have long-term conviction.

On another note, your company has a poison pill, which precludes our clients purchasing 15% of your shares outstanding.

We would like the Board to re-examine this position. As an example, might you not consider changing the threshold for entities like GAMCO that are otherwise 13-G filers, but for internal reasons file a 13-D, or to eliminate it completely.

We would appreciate your thoughts on this subject.

With best regards, I am

Sincerely,



Mario J. Gabelli

MJG:dm